

Joseph Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309
T 515-284-3603
F 515-284-3828
Joe.ceryanec@meredith.com

March 22, 2017

SUBMITTED IN ELECTRONIC FORM ON EDGAR AS A CORRESPONDENCE FILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Raminpour, Branch Chief
Division of Corporation Finance

Re: Meredith Corporation
       Form 10-K for the Fiscal Year Ended June 30, 2016
       Form 8-K furnished January 25, 2017
       Form 8-K furnished December 6, 2016
       File No. 001-05128

Dear Ms. Raminpour:

We have received your letter dated March 9, 2017, which sets forth the comments of the staff of the U.S. Securities and Exchange Commission (the Staff) regarding the above referenced filings of Meredith Corporation (Meredith, the Company, we, or us). We appreciate your continued efforts to assist us in fulfilling our compliance and disclosure requirements in a manner that enhances the overall disclosure in our filings. Please find our responses to the Staff's four comments below. For your convenience, we have copied each of the comments immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2016

Financial Statements

2. Acquisitions, page 57

1.   We note your disclosure of the total estimated fair values of assets acquired and liabilities assumed by segment during the year ended June 30, 2015 in the table on page 59. Please tell us if the fair value of the contingent consideration is included in the total purchase price allocation and further clarify how the net assets acquired of $244,390 agrees to the acquisition-date fair value of consideration. Please refer to ASC 805-30-30-7 and 805-10-55-41.

Response:

We have reviewed the guidance cited and confirm that all required forms of consideration, including the fair value of contingent consideration, required by ASC 805-30-30-7 was included in the body of Note 2. The table on page 59 reconciled the initial cash payment, rather than the total consideration. The following table presents the information in conformity with ASC 805-10-55-41. We will present the information in this manner for all future filings.

The following table summarizes the fair value of total consideration transferred and the recognized amounts of identifiable assets acquired and liabilities assumed by segment during the year ended June 30, 2015:

(In thousands)	Local Media Acquisitions	National Media Acquisitions	Total
Consideration			
Cash	$ 139,769	$ 104,621	$ 244,390
Contingent consideration arrangements	3,335	58,000	61,335
Fair value of total consideration transferred	$ 143,104	$ 162,621	$ 305,725
Recognized amounts of identifiable assets acquired and liabilities assumed			
Accounts receivable	$ 5,162	$ 4,323	$ 9,485
Current portion of broadcast rights	1,582	—	1,582
Other current assets	133	1,036	1,169
Property, plant, and equipment	14,391	130	14,521
Other noncurrent assets	1,907	4,317	6,224
Intangible assets	107,476	70,350	177,826
Deferred subscription revenue	—	(51,428)	(51,428)
Current portion of broadcast rights	(1,582)	—	(1,582)
Other current liabilities	(1,378)	(6,808)	(8,186)
Long-term liabilities	(1,907)	—	(1,907)
Total identified net assets	125,784	21,920	147,704
Goodwill	17,320	140,701	158,021
	$ 143,104	$ 162,621	$ 305,725

14. Fair Value Measurement, page 81

2.   Please revise your disclosure in Note 14 to include the disclosures required by ASC 820-10-50-2 as they relate to assets and liabilities measured at fair value on a non-recurring basis, such as your impairments of goodwill and intangible assets during fiscal 2016. Please revise accordingly.

Response:

We acknowledge the requirements of ASC 820-10-50-2 as related to the impairments of goodwill and intangible assets during fiscal 2016. Since these fourth quarter note disclosures are not applicable to our Quarterly Report on Form 10-Q for the nine months ending March 31, 2017, we will revise our note disclosures in our Annual Report on Form 10-K for the year ending June 30, 2017, and include any future impairments as non-recurring measurements in all future filings. For illustrative purposes, our proposed revised disclosure, underlined wording to be added, is as follows:

14. Fair Value Measurement

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Specifically, it establishes a hierarchy prioritizing the use of inputs in valuation techniques. The defined levels within the hierarchy are as follows:

- Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2   Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
- Level 3   Assets or liabilities for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.

The following table sets forth the carrying value and the estimated fair value of the Company's financial instruments not measured at fair value on a recurring basis:

| | June 30, 2016 | | June 30, 2015 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
(In thousands)				
Broadcast rights payable	$ 10,173	$ 9,655	$ 7,774	$ 7,490
Long-term debt	695,000	695,533	795,000	797,121

The fair value of broadcast rights payable was determined using the present value of expected future cash flows discounted at the Company's current borrowing rate with inputs included in Level 3. The fair value of long-term debt was determined using the present value of expected future cash flows using borrowing rates currently available for debt with similar terms and maturities with inputs included in Level 2.

As of June 30, 2016, the Company had assets related to its qualified pension plans measured at fair value. The required disclosures regarding such assets are presented within Note 8. In addition, the Company has liabilities related to contingent consideration payables that are valued at estimated fair value as discussed in Note 2 and interest rate swaps discussed in Note 6. In fiscal 2016, the Company committed to a plan to sell the Company's two corporate airplanes. In conjunction with that plan, the Company wrote the assets to fair value. Additionally, during fiscal 2016, the Company took impairment charges on the American Baby trademark and on goodwill in the MXM reporting unit. Thus, the carrying value of these assets now represents fair value. For further discussion on these impairment charges, refer to Note 4. The Company does not have any other assets or liabilities recognized at fair value.

The following table sets forth the assets and liabilities measured at fair value on a recurring basis:

(In thousands)	June 30, 2016	June 30, 2015
Machinery and equipment		
Corporate airplanes [1]	$ 2,800	$ —
Other assets		
Interest rate swaps	—	1,139
Accrued expenses and other liabilities		
Contingent consideration	—	800
Interest rate swaps	2,768	3,295
Other noncurrent liabilities		
Contingent consideration	56,631	60,735
Interest rate swaps	4,511	—

[1] *Consistent with the decision to sell the corporate airplanes, these assets were adjusted to fair value in fiscal 2016, therefore, there is no fair market value measurement for fiscal 2015.*

The fair value of interest rate swaps is determined based on discounted cash flows derived using market observable inputs including swap curves that are included in Level 2. The fair value of the contingent consideration and the corporate airplanes is based on significant inputs not observable in the market and thus represents Level 3 measurements.

The following table sets forth the assets measured at fair value on a non-recurring basis:

(In thousands)	June 30, 2016	June 30, 2015
Intangible assets, net		
Trademark [1]	$ —	$ —
Goodwill [2]	54,910	—

[1] *Represents the fair value of the American Baby trademark, which was fully impaired during fiscal 2016. Therefore, there is no fair value measurement for fiscal 2015. For further discussion, refer to Note 4.*

[2] *Fair value of the MXM reporting unit's goodwill after impairment taken during fiscal 2016. Therefore, there is no fair market value measurement for fiscal 2015. For further discussion, refer to Note 4.*

The use of the trademark was discontinued, and therefore, fully impaired. This valuation of the trademark represents a Level 3 measurement. The fair value of the goodwill is determined based on significant inputs not observable in the market and thus represents a Level 3 measurement. The key assumptions used to determine the fair value of our MXM reporting unit consisted primarily of significant unobservable inputs (Level 3 fair value inputs), including discount rates, estimated cash flows, profit margins, and growth rates. The discount rate used to determine the fair value of our MXM reporting unit is based on several factors including market interest rates, a weighted average cost of capital analysis based on the target capital structure, and includes adjustments for market risk and company specific risk. Estimated cash flows are based upon internally developed estimates and the growth rates and profit margins are based on industry knowledge and historical performance.

The following table represents the changes in the fair value of Level 3 contingent consideration, corporate airplanes, trademark, and goodwill for the year ended June 30, 2016 and June 30, 2015.

Years ended June 30,		2016		2015
(in thousands)				
Contingent consideration				
Balance at beginning of year	$	61,535	$	1,700
Additions due to acquisitions		—		61,335
Payments		(800)		—
Change in present value of contingent consideration [1]		(4,104)		(1,500)
Balance at end of year	$	56,631	$	61,535
Corporate airplanes [2]				
Balance at beginning of year	$	8,439	$	—
Fair market value adjustment of corporate airplanes		(5,639)		—
Balance at end of year	$	2,800	$	—
Trademark [3]				
Balance at beginning of year	$	38,874	$	—
Impairment		(38,874)		—
Balance at end of year	$	—	$	—
Goodwill [4]				
Balance at beginning of year	$	171,859	$	—
Impairment		(116,949)		—
Balance at end of year	$	54,910	$	—

[1] *Change in present value of contingent consideration is included in earning and comprised of changes in estimated earn out payments based on projections of performance and the amortization of the present value discount.*

[2] *Consistent with the decision to sell the corporate airplanes, these assets were adjusted to fair value in fiscal 2016, therefore, there is no fair market value measurement for fiscal 2015.*

[3] *Represents the fair value of the American Baby trademark, which was fully impaired during fiscal 2016. Therefore, there is no fair market value adjustment for fiscal 2015. For further discussion, refer to Note 4.*

[4] *Fair value of the MXM reporting unit's goodwill after impairment taken during fiscal 2016. Therefore, there is no fair market value adjustment for fiscal 2015. For further discussion, refer to Note 4.*

Form 8-K furnished January 25, 2017

3.   We note from your non-GAAP reconciliations disclosed in Tables 1-4, that you begin the reconciliation with the non-GAAP measure. Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

As requested, in future filings the Company will begin with GAAP results in all non-GAAP reconciliations as contemplated in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations.

Form 8-K furnished December 6, 2016

Exhibit 99.1

4.   We note from page 6 that your disclosure of earnings per share excludes "special items." As required by Regulation G, please revise to provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure or measures calculated and presented in accordance with GAAP, specifically disclosing the "special items."

Response:

We acknowledge the Regulation G requirement to present the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the GAAP and non-GAAP financial measures. In future presentations, we will include present the GAAP financial measures with equal or greater prominence. Below we have provided a reconciliation of the differences between the GAAP and non-GAAP financial measures. Such reconciliations will appear as an appendix in all future presentations, as appropriate.

Supplemental Disclosures Regarding Non-GAAP Financial Measures

Years ended June 30,	2016	2012
Diluted earnings per share	$ 0.75	$ 2.31
Per share impact of special items		
Write-down of impaired assets	2.97	—
Merger termination fee net of merger-related costs	(0.59)	—
Severance and related benefit costs	0.13	0.13
Pension settlement charge	0.08	—
Acquisition costs	—	0.04
Vacated lease accruals	—	0.04
Reversal of previously accrued restructuring costs	(0.04)	(0.01)
Other	—	(0.01)
Earnings per share excluding special items (non-GAAP)	$ 3.30	$ 2.50

We appreciate the opportunity to answer the Staff's comments. We would be happy to provide any additional information the Staff believes is necessary to clarify the content of our response. If you have any questions, please do not hesitate to call me at (515) 284-3603.

Sincerely,

/s/ Joseph Ceryanec

Joseph H. Ceryanec
Chief Financial Officer